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                                                                   Exhibit 99.54


(POINTS INTERNATIONAL LTD LOGO)                 (INTERVAL INTERNATIONAL(R) LOGO)
                                           THE QUALITY VACATION EXCHANGE NETWORK

            INTERVAL INTERNATIONAL JOINS WITH POINTS.COM TO OFFER ITS
               MEMBERS UNLIMITED EXCHANGES ON THE POINTS EXCHANGE
    VACATION EXCHANGE COMPANY BECOMES POINTS INTERNATIONAL'S FIRST TIMESHARE
                                     PARTNER

     MIAMI, FL, AND TORONTO -- APRIL 29, 2004 -- Interval International, a leading global vacation exchange company, today announced that it has signed an agreement with Points International Ltd. (TSX: PTS), the only independent loyalty exchange service and operator of The Points Exchange at www.points.com. The multi-year exclusive agreement expands Interval's affinity-building, value-added services to its consumer members by providing them with unlimited exchanges on The Points Exchange network.

     Points.com's pointsplus membership, valued at $19.95, will now be included in Interval's basic U.S., Caribbean, and Canadian membership packages available to more than one million consumer members. Pointsplus gives all current and future Interval members the opportunity to instantly combine points and miles from their favorite loyalty programs. The Points Exchange network consists of more than 3,600 exchange options with travel providers, retailers and more. Interval members with Points.com accounts will be able to exchange loyalty points among participating pointsxchange(R) programs with the simple click of a mouse.

     "Since our members are frequent travelers and the majority are currently affiliated with loyalty-based programs, we know this additional layer of flexibility will enhance our already robust year-round offerings," said Jeanette Marbert, chief operating officer of Interval International. "We are extremely pleased to partner with Points.com on this unique benefit that results from both company's relationship with IAC/InterActiveCorp."

     "Interval's experience and expertise in the timeshare industry adds a completely new and unique vertical to our partner base. We look forward to welcoming their members to our ever-expanding network," said Rob MacLean, chief executive officer of Points International Ltd.

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     The agreement makes Interval International the second IAC/InterActiveCorp operating business to partner with Points.com and expands Points International's involvement with the IAC/InterActiveCorp (Nasdaq: IACI) group of companies. In April 2003, IAC acquired 19.9 percent of Points International, as well as an option on an additional 35 percent over the next 25 months. Last December, Points partnered with Reserve America, a camping reservation and campground management resource, to provide The Points Exchange as a trading forum for its Reserve Rewards loyalty currency.

ABOUT INTERVAL INTERNATIONAL

     Since 1976, Interval International has led the vacation ownership industry with innovative products and the highest levels of quality, service, and value complemented by a global network of more than 2,000 resorts in 75 countries. With its headquarters located in Miami, Florida, Interval employs nearly 1,700 people worldwide and serves its developer clients and over 1.6 million member families through 26 offices in 17 countries. Interval provides its members - timeshare owners from around the world - with a variety of exchange services and year-round travel related benefits to enhance their vacation experiences. Interval International is an operating business of IAC/InterActiveCorp.

ABOUT POINTS INTERNATIONAL

     Points operates the only independent loyalty points exchange - at www.points.com - allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before. Pointsxchange(R) has to date attracted close to 40 partners, including industry leaders eBay (Anything Points), American Airlines (the AAdvantage program), InterContinental Hotels (Priority Club(R) Rewards), Air Canada (Aeroplan), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), America West Airlines (FlightFund), Alaska Airlines (Mileage Plan), JCPenney and many more. Points' shares trade on the TSX under the stock symbol PTS. For more information, visit www.points.com.

                                      # # #

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FOR MORE INFORMATION, PRESS ONLY:       FOR INVESTOR RELATIONS, PARTNERSHIPS AND
                                        OTHER INQUIRIES ABOUT POINTS
                                        INTERNATIONAL:

Jeremy Adams                            Christopher Barnard
Edelman Public Relations                President, Points International
+1 312 233-1226                         +1 416 596-6381
jeremy.adams@edelman.com                christopher.barnard@points.com

FOR INTERVAL
Chris Boesch
1 305 666-1861 ext. 7267
CHRIS.BOESCH@INTERVALINTL.COM

Source: Points International Ltd (TSX:PTS)

THE TSX HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.